UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1
Under the Investment Company Act of 1940

WEGENER INVESTMENT TRUST
Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Annandale and the state of Virginia on the 29th day of August, 2013.

WEGENER INVESTMENT TRUST

Signature

By: /S/ Steven M. Wegener

President

Attest:

/S/Niloufar Marandiz

Secretary